Exhibit 99.1

Community Bank of Northern Wisconsin

Financial Statements

December 31, 2015

Community Bank of Northern Wisconsin

TABLE OF CONTENTS

Baker Tilly Virchow Krause, LLP
777 E Wisconsin Ave, 32nd Floor
Milwaukee, WI 53202-5313
tel 414 777 5500
fax 414 777 5555
bakertilly.com

Independent Auditors' Report

Stockholders and Board of Directors
Citizens Community Bancorp, Inc.

We have audited the accompanying financial statements of Community Bank of Northern Wisconsin, which comprise the balance sheet as of December 31, 2015, and the related statements of operations, comprehensive income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Community Bank of Northern Wisconsin as of December 31, 2015 and the results of its operations for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
July 28, 2016

COMMUNITY BANK OF NORTHERN WISCONSIN
Balance Sheet
December 31, 2015
(in thousands, except share data)

		December 31, 2015
Assets		
Cash and cash equivalents	$	1,888
Other interest-bearing deposits		5,011
Fed funds sold		9,049
Securities held to maturity (at amortized cost)		15,245
Securities available for sale (at fair value)		4,922
Federal Home Loan Bank stock		405
Loans receivable		112,921
Allowance for loan losses		(2,029)
Loans receivable, net		110,892
Office properties and equipment, net		2,887
Accrued interest receivable		515
Foreclosed and repossessed assets, net		243
Other assets		1,274
TOTAL ASSETS	**$**	**152,331**

Liabilities and Stockholders' Equity

Liabilities:		
Deposits	$	132,732
Federal Home Loan Bank advances		3,000
Other liabilities		182
Total liabilities		**135,914**
Stockholders' equity:		
Common stock, $100 par, 5,028 shares authorized, 4,351 shares issued and outstanding		435
Additional paid-in capital		6,824
Retained earnings		9,245
Accumulated other comprehensive loss		(87)
Total stockholders' equity		**16,417**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$**	**152,331**

See accompanying notes to financial statements.

COMMUNITY BANK OF NORTHERN WISCONSIN
Statement of Operations
Year ended December 31, 2015
(in thousands)

	2015
Interest and dividend income:	
Interest and fees on loans	$ 5,698
Interest income - investments and other	469
Total interest and dividend income	6,167
Interest expense:	
Interest on deposits	956
Interest expense - borrowed funds and other	31
Total interest expense	987
Net interest income	5,180
Provision for loan losses	84
Net interest income after provision for loan losses	5,096
Noninterest income:	
Service charges on deposit accounts	253
Commissions	6
Loan servicing fees, net	73
Other	131
Total noninterest income	463
Noninterest expense:	
Salaries and related benefits	2,456
Occupancy	609
Office	200
Data processing	86
Advertising, marketing and public relations	117
FDIC premium assessment	122
Professional services	118
Other	415
Total noninterest expense	4,123
Income before provision for income tax	1,436
Income taxes	18
Net income	$ 1,418

See accompanying notes to financial statements.

COMMUNITY BANK OF NORTHERN WISCONSIN
Statement of Comprehensive Income
Year ended December 31, 2015
(in thousands)

	2015
Net income	$ 1,418
Other comprehensive income (loss):	
Securities available for sale	
Net unrealized losses arising during period	(4)
Unrealized loss on securities	(4)
Total other comprehensive loss	(4)
Comprehensive income	$ 1,414

See accompanying notes to financial statements.

COMMUNITY BANK OF NORTHERN WISCONSIN
Statement of
Changes in Stockholders' Equity
Year ended December 31, 2015
(in thousands, except Shares)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
	Shares	Amount				
Balance, January 1, 2015	4,351	$ 435	$ 7,685	$ 7,827	$ (83)	$ 15,864
Net Income				1,418		1,418
Other comprehensive loss					(4)	(4)
Cash dividends declared on common stock			(861)			(861)
Balance, December 31, 2015	4,351	$ 435	$ 6,824	$ 9,245	$ (87)	$ 16,417

See accompanying notes to financial statements.

COMMUNITY BANK OF NORTHERN WISCONSIN
Statement of Cash Flows
Year ended December 31, 2015
(in thousands)

		2015
Cash flows from operating activities:		
Net income	$	1,418
Adjustments to reconcile net income to net cash provided		
by operating activities:		
Net amortization of premium/discount on securities		(7)
Depreciation		254
Provision for loan losses		84
Provision for valuation allowance on foreclosed properties		23
Decrease in accrued interest receivable and other assets		133
Increase in other liabilities		9
Total adjustments		496
Net cash from operating activities		1,914
Cash flows from investing activities:		
Net increase in interest-bearing deposits		(2,748)
Proceeds from principal repayments, calls and maturities:		
Securities held to maturity		10,500
Securities available for sale		844
Proceeds from sale of foreclosed properties		600
Net increase in loans		(4,483)
Net increase in Fed funds sold		(1,772)
Net capital expenditures		(85)
Net cash from investing activities		2,856
Cash flows from financing activities:		
Net decrease in Federal Home Loan Bank advances		(2,000)
Net decrease in deposits		(3,014)
Cash dividends paid		(861)
Net cash used in financing activities		(5,875)
Net decrease in cash and cash equivalents		(1,105)
Cash and cash equivalents at beginning of period		8,004
Cash and cash equivalents at end of period	$	6,899

Supplemental cash flow information:

Cash paid during the year for:

Interest on deposits	$	965
Interest on borrowings	$	29
Income taxes	$	18

Supplemental noncash disclosure:

Transfers from loans receivable to foreclosed and repossessed assets	$	402
Change in Other Comprehensive Income for unrealizerd loss on securities		
available for sale	$	4

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
(In thousands, unless otherwise noted)

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Basis of Presentation--*The accompanying financial statements, which include the accounts of Community Bank of Northern Wisconsin ("CBN", "the Bank" or "the Company"), have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Nature of Business-- The Bank operates five branch offices in the general vicinity of Rice Lake, Wisconsin. The Bank originates commercial and agricultural, residential real estate, and consumer loans and accepts deposits from customers, primarily in Wisconsin.

The Bank is subject to competition from other financial institutions and non-financial institutions providing financial products and services. Additionally, the Bank is subject to the regulations of certain regulatory agencies and undergoes periodic examinations by those regulatory agencies. CBN's primary federal regulator is the Federal Deposit Insurance Corporation (the "FDIC").

*Subsequent Events--*In preparing these financial statements, we evaluated the events and transactions that occurred through July 28, 2016, the date on which the financial statements were available to be issued. As of July 28, 2016 there was one subsequent event which required recognition and disclosure. On May 16, 2016, the Bank was acquired through merger ("Merger") by Citizens Community Federal N.A ("CCF"), a wholly owned subsidiary of Citizens Community Bancorp, Inc., a Maryland corporation. The Merger was consummated pursuant to the terms of a Plan and Agreement of Merger ("Merger Agreement"), dated February 10, 2016 and as amended May 13, 2016. In accordance with the terms of the Merger Agreement, CCF agreed to purchase all of the assets and assume all of the liabilities of the Bank.

*Use of Estimates—*Preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures. These estimates are based on management's best knowledge of current events and actions the Bank may undertake in the future. Estimates are used in accounting for, among other items, fair value of financial instruments, the allowance for loan losses, useful lives for depreciation and amortization, and long-lived assets, and contingencies. Management does not anticipate any material changes to estimates made herein in the near-term. Factors that may cause sensitivity to the aforementioned estimates include, but are not limited to, external market factors such as market interest rates and unemployment rates, changes in operating policies and procedures, and changes in applicable banking regulations. Actual results may ultimately differ from estimates, although management does not generally believe such differences would materially affect the financial statements in any individual reporting period.

*Cash and Cash Equivalents—*For purposes of reporting cash flows in the financial statements, cash and cash equivalents include cash, due from depository institutions and interest bearing deposits in other institutions with maturities of 90 days or less. Cash and cash equivalent balances relating to amounts held in escrow for loan customers are restricted as to use.

*Revenue Recognition—*Interest and dividend income, loan fees, and charges on deposit accounts, and other ancillary income related to the Bank's deposits and lending activities are accrued as earned.

*Investment Securities: Held to Maturity and Available for Sale—*Management determines the appropriate classification of investment securities at the time of purchase and reevaluates such designation as of the dates of each balance sheet. Securities are classified as held to maturity when the Bank has the positive intent and ability to hold the securities to maturity. Held to maturity securities are stated at amortized cost. Investment securities not classified as held to maturity are classified as available for sale. Available for sale securities are stated at fair value, with unrealized holding gains and losses deemed other than temporarily impaired due to non-credit issues being reported in other comprehensive income. Unrealized losses deemed other-than-temporary due to credit issues are reported in the Bank's net income in the period in which the losses arise. Interest income includes amortization of purchase premium or accretion of purchase discount. Amortization premiums and accretion of discounts are recognized in interest income using the interest method over the estimated lives of the underlying securities.

The Bank evaluates securities for other-than-temporary impairment on an annual basis. Factors considered by management in its evaluation include, but are not limited to, investee cash positions, earnings and revenue outlook, stock price performance, liquidity and management, and the volatility of the security's value. Investments with a 10% or more decrease in fair value are considered other-than-temporarily impaired. If the unrealized loss of a security is identified as other-than-temporary, such impairments are recorded in the Bank's statement of operations. Adjustments to market value of available for sale securities that are considered temporary are recorded as separate components of stockholders' equity in other comprehensive income (loss).

Loans—Loans that management has the intent and ability to hold for the foreseeable future, until maturity or payoff are reported at the principal balance outstanding, net of unearned interest. Interest income is accrued on the unpaid principal balance of these loans. Delinquency fees are recognized into income when chargeable, assuming collection is reasonably insured. Loan fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized in income using the level-yield method over the contractual life of the loans. The Bank ceases to amortize deferred fees on nonperforming loans.

Past due status is based on the contractual terms of the loan. Typically, loans are placed on nonaccrual status or charged off at an earlier date if collection of principal or interest is considered doubtful. All interest accrued but not received for a loan placed on nonaccrual status is reversed against interest income. Interest received on such loans is accounted for on the cash basis or cost recovery method until qualifying for return to accrual status. Loans are returned to accrual status when payments are made that bring the loan account current with the contractual terms of the loan. Interest on impaired loans considered troubled debt restructurings ("TDRs") or, less than 90 days delinquent, is recognized as income as it accrues based on the revised terms of the loan over an established period of continued payment.

The Company segregates loans by product type into the following segments: commercial and agricultural, real estate, and consumer and other. Where applicable, the Company further segregates these segments into classes based on the associated risks within those segments.

The commercial and agricultural loans are segmented into the following three classes: construction, agricultural secured by farmland, agricultural-other, and commercial and industrial. The real estate loans are segmented into the following three classes: first mortgages (1-4 family), multifamily and commercial and second mortgages and secured lines of credit. Consumer loans are segmented into the following three classes: consumer loans and revolving credit, government obligations, other loans and leases.

Commercial and agricultural loan segment, which includes commercial leases and USDA guaranteed loans, consists of loans made for purposes of financing the activities of commercial customers. The assets financed through commercial and agricultural loans are used within the business for its ongoing operations. Repayment of commercial and agricultural loans generally comes from the cash flow of the business or the ongoing operations of assets.

The Company's credit policies determine advance rates against the different forms of collateral that can be pledged against commercial and agricultural and commercial real estate loans. Typically, the majority of loans will be limited to a percentage of their underlying collateral values such as real estate values, equipment, eligible accounts receivable and inventory. Individual loan advance rates may be higher or lower depending upon the financial strength of the borrower and/or term of the loan.

Construction loans include loans to finance the construction of various types of commercial and residential properties. Construction loans to builders generally are offered with terms of up to twenty-four months and interest rates tied to the prime rate plus a margin. The Company will originate construction loans to customers provided all necessary plans and permits are in order. Construction loan funds are disbursed as the project progresses. The

Company also offers construction loans that convert to a permanent mortgage upon completion of the construction and adherence to conditions established at the time the construction loan was first approved. Terms of such permanent mortgage loans are similar to other mortgage loans secured by similar properties, with the interest rate established at time of conversion.

Construction financing is generally considered to involve a higher degree of risk than commercial real estate loans or one-to-four family residential lending. To mitigate these risks, the Company will obtain a plan and cost review from a third party vendor to review the proposed construction budget in an effort to avoid cost overruns.

Real estate loans are secured by the borrower's residential real estate in a first lien position. Residential mortgages have varying loan rates depending on the financial condition of the borrower and the loan to value ratio.

Consumer and other loans include installment loans and other lines of credit. The majority of these loans are unsecured.

Credit Quality/Risk Ratings--The Bank utilizes a numeric risk rating system to identify and quantify the Bank's risk of loss within its loan portfolio, in accordance with the risk rating framework commonly adopted by the federal banking agencies. Ratings are initially assigned prior to funding the loan, and are periodically evaluated and changed at any time as circumstances warrant. Ratings range from the highest to lowest quality based on factors that include measurements of ability to pay, collateral type and value, borrower stability and management experience. The definitions of the various risk rating categories are as follows:

1 through 4 – Pass. A "Pass" loan means that the conditions of the borrower and the performance of the loan is satisfactory or better.

5 – Watch. A "Watch" loan has clearly identifiable developing weaknesses that deserve additional attention from management. Weaknesses that are not corrected or mitigated, may jeopardize the ability of the borrowers to repay the loan in the future.

6 – Special Mention. A "Special Mention" loan has one or more potential weakness that deserve management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or in the institution's credit position in the future.

7 – Substandard. A "Substandard" loan is inadequately protected be the current net worth and paying capacity of the obligor or the collateral pledged, if any. Assets classified as substandard must have a well-defined weakness, or weaknesses, that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected.

8 – Doubtful. A "Doubtful" loan has all the weaknesses inherent in a Substandard loan with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable.

9 – Loss. Loans classified as "Loss" are considered uncollectible, and their continuance as bankable assets is not warranted. This classification does not mean that the loan has absolutely no recovery or salvage value, and a partial recovery may occur in the future.

Allowance for Loan Losses—The allowance for loan losses ("ALL") is a valuation allowance for estimated credit losses on individually evaluated loans that are determined to be impaired as well as estimated losses inherent in the remainder of the loan portfolio. Loan losses are charged against the ALL when management believes that the collectability of a loan balance is unlikely. Subsequent recoveries, if any, are credited to the ALL. Management estimates the required ALL balance taking into account the following factors: historical loan loss experience; the nature, volume and composition of our loan portfolio; known and inherent risks in our loan portfolio, information about specific borrowers' ability to repay; estimated collateral values; current economic conditions; and other relevant factors determined by management. The ALL consists of specific and general components. The specific allocation relates to loans that are individually classified as impaired. The general component covers non-impaired loans, and is based on historical loss experience, adjusted for certain qualitative factors. The entire ALL balance is available for any loan that, in management's judgment, should be charged off. Management evaluates (a) any loan rated Substandard or worse, and (2) all TDRs individually for impairment. If a substandard or TDR loan is deemed to be impaired, a specific ALL allocation may be stablished so that the loan is reported, net, at the lower of (a) outstanding principal balance, (b) the present value of estimated future cash flows using the loan's existing rate; or (c) at the fair value of any underlying collateral, less estimated disposal costs, if repayment is expected solely from the underlying collateral of the loan. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, as well as non-TDR commercial and agricultural loans, are collectively evaluated for impairment, and accordingly, are not separately identified for impairment disclosures.

Reflected in the total allowance for loan losses is an amount (unallocated component) for imprecision or uncertainty that incorporates probable outcomes inherent in estimates used, which may change from period to period. This amount is the result of the Company's judgment of risks inherent in the portfolios, economic uncertainties, peer group historical loss experience and other subjective factors, including industry trends, calculated to better reflect the Company's view of risk in each loan portfolio. No single statistic or measurement determines the adequacy of the allowance for loan loss. Changes in the allowance for loan loss and the related provision expense can materially affect net income.

Management exercises significant judgment to determine the estimation method that fits the credit risk characteristics of its portfolio segments and classes. Management uses judgment in establishing additional input metrics for the modeling processes. The models and assumptions used to determine the allowance are independently validated and reviewed to ensure that their theoretical foundation, assumptions, data integrity, computational processes, reporting practices, and end-user controls are appropriate and properly documented.

The establishment of the allowance for loan losses relies on a consistent process that requires multiple layers of management review and judgment and responds to changes in economic conditions, customer behavior, and collateral value, among other influences. From time to time, events or economic factors may affect the loan portfolio, causing management to provide additional amounts to or release balances from the allowance for loan losses.

In addition, federal regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses and may require the Company to recognize additions to the allowance for loan losses based on their judgments about information available to them at the time of their examination, which may not be currently available to management. Based on management's comprehensive analysis of the loan portfolio, management believes the current level of the allowance for loan losses is adequate.

Troubled Debt Restructurings— From time to time, the Bank may extend, restructure, or otherwise modify the terms of existing loans, on a case-by-case basis, to remain competitive and retain certain customers, as well as assist other customers that may be experiencing financial difficulties. A loan is considered to be a troubled debt restructuring ("TDR") loan when the Bank grants a concession to the borrower because of the borrower's financial condition that it would not otherwise consider. Such concessions include the reduction of interest rates, forgiveness of principal or interest, or other modifications of interest rates to less than the current market rate for new obligations with similar risk. Loans classified as TDRs are considered nonperforming and are also designated as impaired.

Non-marketable Equity Securities — Non-marketable equity securities are comprised of Federal Home Loan Bank (FHLB) stock and Federal Reserve Bank (FRB) stock, and are carried at cost.

The Bank is a member of the FHLB system. Members are required to own a certain amount of FHLB stock based on the Bank's level of borrowings from the FHLB and other factors, and may invest in additional amounts of

NOTES TO FINANCIAL STATEMENTS
(In thousands, unless otherwise noted)

FHLB stock. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on the ultimate recovery of par value. The determination of whether a decline affects the ultimate recovery is influenced by criteria such as: (1) the significance of the decline in net assets of the FHLB as compared to the capital stock amount and length of time a decline has persisted; (2) the impact of legislative and regulatory changes on the FHLB; and (3) the liquidity position of the FHLB. Both cash and stock dividends are reported as income.

FHLB stock is evaluated annually for impairment. Quarterly cash dividends are paid on FHLB stock owned by members as a condition for required membership and also on stock owned based on activity. Membership stock quarterly cash dividends were paid at an annualized dividend rate of 0.50% in all quarters. Activity stock quarterly cash dividends were paid in November 2014 at an annualized dividend rate of 2.00%. Activity stock quarterly cash dividends were paid in February 2015, May 2015, August 2015 and in November 2015 at an annualized dividend rate of 2.25% per share. Based on management's quarterly evaluation, no impairment has been recorded on these securities.

Office Properties and Equipment—Land is carried at cost. Premises and equipment are stated at costs less accumulated depreciation. Maintenance and repair costs are charged to expense as incurred. Gains or losses on disposition of office properties and equipment are reflected in income. Buildings and related components are depreciated using the straight-line method with useful lives ranging from 15 to 40 years. Furniture, fixtures and equipment are depreciated using the straight-line (or accelerated) method with useful lives ranging from 5 to 7 years.

Foreclosed and repossessed Assets, net—Assets acquired through foreclosure or repossession are initially recorded at fair value, less estimated costs to sell, which establishes a new cost basis. If the fair value declines subsequent to foreclosure or repossession, a valuation allowance is recorded through expense. Costs incurred after acquisition are expensed and are included in other non-interest expense, on the Bank's statement of operations. The Bank had five residential/commercial foreclosures in process at December 31, 2015. Such loans had a principal balance, including any uncollected interest) of $243.

Deposits—The Bank's deposit liabilities consist of both interest bearing and non-interest bearing deposits. All deposits are carried at cost. Over 75% of the banks deposits mature within two years. Interest expense on interest bearing deposits is accrued as incurred. Individual deposit balances in excess of $250 are not insured by the FDIC, and therefore pose a potential risk in the event the institution were to fail. As of December 31, 2015, the Bank had $6,499 of uninsured deposits.

Advertising, Marketing and Public Relations Expense—The Company expenses all advertising, marketing and public relations costs as they are incurred. Total costs for the year ended December 31, 2015 was $117.

Income Taxes—The Bank is treated as an S-Corporation for income tax purposes, as provided by Subchapter S of Chapter 1 of the Internal Revenue Code. An S-Corporation is generally not subject to federal income tax. The Bank paid state income taxes of $18 for the year ended December 31, 2015.

Loss Contingencies—Loss contingencies, including claims and legal actions arising in the normal course of business, are recorded as liabilities when the likelihood of loss is probable and an amount of loss can be reasonably estimated.

Off-Balance-Sheet Financial Instruments—In the ordinary course of business, the Bank has entered into off-balance sheet financial instruments consisting of commitments to extend credit and commitments under lines of credit arrangements, issued to meet customer financial needs. Such financial instruments are recorded in the financial statements when they become payable.

Bank-Owned Life Insurance— The Bank invests in bank owned life insurance ("BOLI") as a source of funding for employee benefit expenses. BOLI involves the purchasing of life insurance by the Bank on a chosen group of employees. The Bank is the owner and beneficiary of the policies. Bank-owned life insurance is carried at its cash surrender value and included in other assets on the balance sheet. Increases in cash surrender value are reported as a component of noninterest income.

Comprehensive Income-- Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

401(k) Plan—The Bank sponsors a 401(k) profit sharing plan that covers all employees who qualify based on minimum age and length of service requirements. Employees may make pretax voluntary contributions to the plan, which are matched, in part, by the Bank. Employer matching contributions to the plan were $50 for the year ended December 31, 2015.

Recent Accounting Pronouncements—If the bank were a continuing entity, there are new or recent accounting pronouncements that may potentially have had a material impact on the Bank's balance sheet, results of operations or cash flows. However, as a result of the Bank's subsequent acquisition, tnone of these new or recent accounting pronouncements will have any material effect on the Bank's results of operations, financial position, or its cash flows.

(In thousands, unless otherwise noted)

NOTE 2 – FAIR VALUE ACCOUNTING

ASC Topic 820-10, "*Fair Value Measurements and Disclosures*" establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The statement describes three levels of inputs that may be used to measure fair value:

Level 1 – Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Bank has the ability to access as of the measurable date.

Level 2 – Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data

Level 3 – Significant unobservable inputs that reflect the Bank's assumptions about the factors that market participants would use in pricing an asset or liability.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input within the valuation hierarchy that is significant to the fair value measurement.

The fair value of securities available for sale is determined by obtaining market price quotes from independent third parties wherever such quotes are available (Level 1 inputs); or matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities, but rather, by relying on the securities' relationship to other benchmark quoted securities (level 2 inputs). Where such quotes are not available, the Bank utilizes independent third party valuation analysis to support the Bank's estimates and judgments in determining fair value (Level 3 inputs).

Assets Measured on a Recurring Basis

The following table represents the financial instruments measured at fair value on a recurring basis as of December 31, 2015:

	Fair Value	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2015:				
Securities available for sale:				
US Agency mortgage-backed securities	$ 4,204	$ -	$ 4,204	$ -
FNMA mortgage-backed securities	$ 718	$ -	$ 718	$ -
Totals	4,922	-	4,922	-

(In thousands, unless otherwise noted)

Assets Measured on a Nonrecurring Basis

The following table represents the financial instruments measured at fair value on a nonrecurring basis as of December 31, 2015:

	Fair Value	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2015:				
Foreclosed and repossessed assets, net	$ 243	$ -	$ -	$ 243
Impaired loans	$ 4,732	-	-	4,732
Loans restructured in a troubled debt restructuring	1,637	-	-	1,637
Total	$ 6,612	$ -	$ -	$ 6,612

The fair value of impaired loans referenced above was determined by obtaining independent third party appraisals and/or internally developed collateral valuations to support the Bank's estimates and judgments in determining the fair value of the underlying collateral supporting impaired loans.

The fair value of foreclosed and repossessed assets was determined by obtaining market price valuations from independent third parties whenever such quotes were available for other collateral owned. The Bank utilized independent third party appraisals to support the Bank's estimates and judgments in determining fair value for other real estate owned.

The following table represents additional quantitative information about assets measured at fair value on a recurring and nonrecurring basis and for which we have utilized Level 3 inputs to determine their fair value at December 31, 2015.

	Fair Value	Valuation Techniques (1)	Significant Unobservable Inputs (2)	Range
December 31, 2015:				
Foreclosed and repossessed assets, net	$ 243	Appraisal value	Estimated costs to sell	7-10%
Impaired loans	$ 4,732	Appraisal value	Estimated costs to sell	7-10%
Loans restructured in a troubled debt restructuring	1,637	Appraisal value	Estimated costs to sell	7-10%

(1) Fair value is generally determined through independent third-party appraisals of the underlying collateral, which generally includes various level 3 inputs which are not observable.

(2) The fair value basis of impaired loans and real estate owned may be adjusted to reflect management estimates of disposal costs including, but not limited to, real estate brokerage commissions, legal fees, and delinquent property taxes.

Fair values of Financial Instruments

ASC 825-10, "*Recognition and Measurement of Financial Assets and Liabilities*", require disclosures about fair value financial instruments and significant assumptions used to estimate fair value. The estimated fair values of financial instruments not previously disclosed are determined as follows:

Cash and Cash Equivalents

Due to their short-term nature, the carrying amounts of cash and cash equivalents are considered to be a reasonable estimate of fair value.

Other Interest Bearing Deposits

Fair value of interest bearing deposits is estimated using a discounted cash flow analysis based on current interest rates being offered on instruments with similar terms.

Non-marketable Equity Securities, at cost

Non-marketable equity securities are comprised on Federal Home Loan Bank stock, carried at cost, which is deemed their fair values, since the market for each category of this stock is restricted.

Loans Receivable, Net

Fair value is estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type, such as commercial and agricultural, real estate, and consumer. The fair value of loans is calculated by discounting scheduled cash flows through the estimated maturity date using market discount rates reflecting the credit and interest rate risk inherent in the loan. The estimate of maturity is based on the Bank's repayment schedules for each loan classification. The fair value of variable rate loans approximates carrying value.

Impaired Loans

Certain impaired loans are reported at fair value of the underlying collateral if repayment is expected solely from collateral. Collateral values are estimated using level 3 inputs based on third-party appraisals. Certain other impaired loans are re-measured and reported through a specific valuation allowance allocation of the allowance for loan losses based upon the net present value of their cash flows.

Accrued Interest Receivable and Payable

Due to their short-term nature, the carrying amounts of accrued interest receivable and payable are considered to be a reasonable estimate of fair value.

Foreclosed and repossessed assets, net

Fair value of foreclosed and repossessed assets, consisting primarily of other real estate owned, is based on third-party appraisals for properties less estimated costs to sell the asset.

Deposits

The fair value of deposits with no stated maturity, such as demand deposits, savings accounts, and money market accounts, is the amount payable on demand at the reporting date and represents a Level 1 measurement. The fair value of fixed rate certificate accounts is calculated by using discounted cash flows, applying interest rates currently being offered on similar certificates.

(In thousands, unless otherwise noted)

Federal Home Loan Bank Advances

The fair value of long-term borrowed funds is estimated using discounted cash flows based on the Bank's current incremental borrowing rates for similar borrowing arrangements. The carrying value of short-term borrowed funds approximates their fair value.

Off-Balance Sheet Instruments

The fair value of off-balance sheet commitments would be estimated using the fees currently charged to enter into similar arrangements, taking into account the remaining terms of the agreements, the current interest rates, and the present creditworthiness of the customers. Since this amount is immaterial to the Bank's financial statements, no amount for fair value is presented.

The table below represents what we would receive to sell an asset, or what we would have to pay to transfer a liability in an orderly transaction between market participants at the measurement date. The carrying amount and estimated fair value of the Bank's financial instruments as of the date indicated below were as follows:

	December 31, 2015	
	Carrying Amount	Estimated Fair Value
Financial assets:		
Cash and cash equivalents (level 1)	$ 1,888	$ 1,888
Interest-bearing deposits (level 1)	14,060	14,060
Securities held to maturity (level 2)	15,245	15,093
Securities available for sale (level 2)	4,922	4,922
FHLB stock (level 2)	405	405
Loans receivable, net (level 3)	110,892	119,494
Accrued interest receivable (level 2)	515	515
Financial liabilities:		
Deposits (level 2)	$ 132,732	$ 133,266
FHLB advances (level 2)	3,000	3,000
Accrued interest payable (level 2)	96	96

(In thousands, unless otherwise noted)

NOTE 3 – LOANS, ALLOWANCE FOR LOAN LOSSES AND IMPAIRED LOANS

***Loan Summary*—**Below is a summary of the Bank's loans by type as of December 31, 2015:

	2015
Commercial and agricultural loans:	
Construction loans	$ 6,630
Agricultural secured by farmland	25,973
Agricultural, other	6,438
Commercial and industrial	7,939
	-
Total commercial loans	46,980
Real estate loans:	
First mortgages - 1 to 4-family	$ 27,961
Multifamily and commercial	24,538
Second mortgages and secured lines of credit	3,712
Total real estate loans	56,211
Consumer and other loans:	
Consumer loans and revolving credit	1,611
Government obligations	5,171
Other loans and leases	2,948
Total consumer and other loans	9,730
Gross loans	112,921
Less:	
Allowance for loan losses	(2,029)
Loans receivable, net	$ 110,892

***Loans by Risk Rating Category*—**Below is a summary of the Bank's loans by risk rating category as of December 31, 2015:

	1-5	6	7-9	Total
Commercial and agricultural loans	$ 44,185	$ 178	$ 2,617	$ 46,980
Real estate loans	52,865	800	2,546	56,211
Consumer and other loans	9,712	6	12	9,730
Gross loans	$ 106,762	$ 984	$ 5,175	$112,921
Allowance for loan losses				(2,029)
Loans receivable, net				$110,892

Loans to Officers and Directors—Certain directors and executive officers of the Bank are defined as related parties. These related parties, including their immediate families and companies in which they are principal owners, were loan customers of the Bank during 2015. A summary of the changes in those loans during 2015 is as follows:

	December 31, 2015
Balance - beginning of year	$ 1,682
New loan originations	190
Repayments	(159)
Balance - end of year	$ 1,713

Allowance for Loan Losses ("ALL")—The ALL represents management's estimate of probable and inherent credit losses in the Bank's loan portfolio. Estimating the amount of the ALL requires the exercise of significant judgment and the use if estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of other qualitative factors such as current economic trends and conditions, all of which may be susceptible to significant change.

There are many factors affecting the ALL; some are quantitative, while others require qualitative judgment. The process for determining the ALL (which management believes adequately considers potential factors which result in probable credit losses), includes subjective elements and, therefore, may be susceptible to significant change. To the extent actual outcomes differ from management estimates, additional provision for loan losses could be required that could adversely affect the Bank's earnings or financial position in future periods. Allocations of the ALL may be made for specific loans, but the entire ALL is available for any loan that, in management's judgment, should be charged-off or for which an actual loss is realized.

As an integral part of their examination process, various regulatory agencies also review the Bank's ALL. Such agencies may require that changes in the ALL be recognized when such regulators' credit evaluations differ from those of our management based on information available to the regulators at the time of their examinations.

(In thousands, unless otherwise noted)

Changes in the ALL by loan type for the period presented below were as follows:

	Commercial & Agricultural	Real Estate	Consumer & Other	Unallocated	Total
Year Ended December 31, 2015:					
Allowance for Loan Losses:					
Beginning balance, January 1, 2015	$ 929	$ 1,112	$ 192	$ -	$ 2,233
Charge-offs	(2)	(383)	(5)	-	(390)
Recoveries	2	97	3	-	102
Provision	35	42	7	-	84
Ending balance, December 31, 2015	$ 964	$ 867	$ 198	$ -	$ 2,029
Allowance for Loan Losses at December 31, 2015:					
Amount of Allowance for Loan Losses arising from loans individually evaulated for impairment	$151	$291	$1	$ -	$443
Amount of Allowance for Loan Losses arising from loans collectively evaulated for impairment	$813	$576	$197	$ -	$1,586
Loans Receivable as of December 31, 2015:					
Ending balance	$46,980	$56,211	$9,730		$112,921
Ending balance: individually evaluated for impairment	$2,617	$2,546	$12		$5,175
Ending balance: collectively evaluated for impairment	$44,363	$53,665	$9,718		$107,746

(In thousands, unless otherwise noted)

Performing and non-Performing Loans—A summary of performing and non-performing loans by loan type as of December 31, 2015 is as follows:

	December 31, 2015			
	Commercial and agricultural	Real Estate	Cons & Other	Total
Performing loans				
Performing TDR loans	$0	$201	$0	$201
Performing loans other	44,350	54,415	9,472	108,237
Total performing loans	44,350	54,616	9,472	108,438
Nonperforming loans (1)				
Nonperforming TDR loans	1,199	236	1	1,436
Nonperforming loans other	1,431	1,359	257	3,047
Total nonperforming loans	2,630	1,595	258	4,483
Total loans	$46,980	$56,211	$9,730	$112,921

(1) Nonperforming loans are defined as follows: (a) all nonaccruing non-TDR loans, and (b) all non-accruing TDR loans

Loan Aging Analysis—An aging analysis by loan type as of December 31, 2015 is as follows:

	1-3 months Past Due	Greater Than 3 Months	Total Past Due	Current	Total Loans	Recorded Investment > 3 months and Accruing
December 31, 2015:						
Commercial and agricultural loans	$ 1,744	$ 14	$ 1,758	$ 45,222	$ 46,980	$ -
Real estate loans	945	1,661	2,606	53,605	56,211	-
Consumer and other loans	7	1	8	9,722	9,730	-
Total	$ 2,696	$ 1,676	$ 4,372	$ 108,549	$ 112,921	$ -

(In thousands, unless otherwise noted)

***Impaired Loans*—**At December 31, 2015, the Bank had identified $1,637 of TDR loans and $4,852 of other substandard loans as impaired, totaling $6,488, which includes $201 of performing TDR loans. A loan is identified as impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. Performing TDRs consist of loans that have been modified and are performing in accordance with the modified terms for a sufficient length of time, generally twelve months, or loans that were modified on a proactive basis. A summary of the Bank's impaired loans as of December 31, 2015 was as follows:

	With No Relalated Allowance Recorded				With An Allowance Recorded				Totals			
	Commercial and Agricultural	Real Estate	Cons & other	Total	Commercial and Agricultural	Real Estate	Cons & other	Total	Commercial and Agricultural	Real Estate	Cons & other	Total
Recorded investment at December 31, 2015	$ 3,564	$ 2,502	$ 11	$ 6,077	$ 151	$ 291	$ 1	$ 443	$ 3,715	$ 2,793	$ 12	$ 6,520
Unpaid balance at December 31, 2015	3,564	2,502	11	6,077	151	291	1	443	3,715	2,793	12	6,520
Average recorded investment; twelve months ended December 31, 2015	3,257	2,918	8	6,183	216	334	1	551	3,473	3,252	9	6,734
Interest inocme received; twelve months ended December 31, 2015	140	120	1	261	12	64	-	76	152	184	1	337

***Troubled Debt Restructured Loans*—**A TDR includes a loan modification where a borrower is experiencing financial difficulty and the Bank grants a concession to that borrower that the Bank would not otherwise consider except for the borrower's financial difficulties. Concessions include an extension of loan terms, renewals of existing balloon balances, reductions in interest rates and consolidating existing Bank loans at modified terms. A TDR may be either on accrual or nonaccrual status based upon the performance of the borrower and management's assessment of collectability. If a TDR is placed on nonaccrual status, it remains there until a sufficient period of performance under the restructured terms has occurred at which time it is returned to accrual status. There were five non-accrual TDR loans at December 31, 2015 with a recorded investment of $292. A summary of loans by loan type modified in a troubled debt restructuring as of December 31, 2015, and during the year then ended was as follows:

(In thousands, unless otherwise noted)

	Commercial and agricultural	Real Estate	Consumer and Other	Total
December 31, 2015 and				
Twelve Months then Ended:				
Accruing / Performing:				
Beginning balance	$ 24	$ 177	$ -	$ 201
Principal payments	(9)	(8)	0	(17)
Charge-offs	0	0	0	0
Advances	0	0	0	0
New restructured (1)	0	45	0	45
Transfers between accrual/non-accrual	(13)	33	0	20
Ending balance	$ 2	$ 247	$ -	$ 249
Non-accrual / Non-performing:				
Beginning balance	$ 101	$ 295	$ 4	$ 400
Principal payments	(14)	(15)	(2)	(31)
Charge-offs	0	(64)	0	(64)
Advances	0	4	0	4
New restructured (1)	1,097	2	0	1,099
Transfers between accrual/non-accrual	13	(33)	0	(20)
Ending balance	$ 1,197	$ 189	$ 2	$ 1,388
Totals:				
Beginning balance	$ 125	$ 472	$ 4	$ 601
Principal payments	(23)	(23)	(2)	(48)
Charge-offs	0	(64)	0	(64)
Advances	0	4	0	4
New restructured (1)	1,097	47	0	1,144
Transfers between accrual/non-accrual	0	0	0	0
Ending balance	$ 1,199	$ 436	$ 2	$ 1,637

(1) "New restructured" represent loans restructured during the current period that meet TDR criteria in accordance with the Bank's policy at the time of the restructuring.

NOTES TO FINANCIAL STATEMENTS
(In thousands, unless otherwise noted)

The following table details the activity in loans which were first deemed to be TDRs during the year ended December 31, 2015;

| | For the year ended December 31, 2015 | | | |
	Number of Modifications	Pre-modification Outstanding Recorded Investment	Post-modification Outstanding Recorded Investment	Types of Modification
Troubled debt restructurings:				
Commercial and agricultural	1	1,097	1,097	(a)
Real estate	2	47	47	(b)
Consumer and other	0	-	-	
	3	$ 1,144	$ 1,144	

(a) Interst only payment for six months
(b) Payment deferrals

There was one real estate loan modified as a TDR within the previous 12 months which defaulted within 12 months of the original modification. Some loan modifications classified as TDRs may not ultimately result in full collection of principal and interest, as modified, which may result in potential losses. These potential losses have been factored into our overall estimate of the allowance for loan losses.

Below is a breakdown of troubled debt restructurings at December 31, 2015:

| | December 31, 2015 | | |
	Number of Modifications	Recorded Investment	(a)
Troubled debt restructurings:			
Commercial and agricultural	3	$1,199	
Real estate	8	$437	
Consumer and other	1	1	
	12	$1,637	

(a) Recorded investment in all cases, is both pre and post-modification recorded investment.

(In thousands, unless otherwise noted)

NOTE 4 – INVESTMENT SECURITIES

The amortized cost, estimated fair value and related unrealized gains and losses on securities available for sale and held to maturity as of December 31, 2015 were as follows:

Description of Securities	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Investment securities available for sale:				
U.S. Agency mortgage-backed securities	$ 4,268	$ -	$ 64	$ 4,204
FNMA mortgage-backed securities	$ 732	$ -	$ 14	$ 718
Total securities available for sale	$ 5,000	$ -	$ 78	$ 4,922
Investment securities held to maturity:				
US Government Agency obligations	$ 13,427	$ 25	$ 56	$ 13,396
US State and Municipal oblications	1,318	6	3	1,321
Other debt securities	500	-	124	376
Total securities held to maturity	15,245	31	183	15,093
Totals	$ 20,245	$ 31	$ 261	$ 20,015

NOTES TO FINANCIAL STATEMENTS
(In thousands, unless otherwise noted)

The estimated fair value of securities at December 31, 2015 by contractual maturity, is shown below. Expected maturities will differ from contractual maturities on mortgage-backed securities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Expected maturities may differ from contractual maturities on certain agency and municipal securities due to the call feature.

	Amortized Cost	Estimated Fair Value
Securities available for sale:		
Due one year or less	$ -	$ -
Due after one year through five years	4,268	4,204
Due after five years through fifteen years	732	718
Due over fifteen years	-	-
Total securities available for sale	$ 5,000	$ 4,922
Securities held to maturity:		
Due one year or less	$ 125	$ 125
Due after one year through five years	11,165	11,177
Due after five years through fifteen years	3,355	3,313
Due over fifteen years	100	102
Trust preferred securities	500	376
Total securities held to maturity	15,245	15,093
Totals	$ 20,245	$ 20,015

Securities with unrealized losses at December 31, 2015, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, were as follows:

	Less than 12 Months		12 Months or More		Total	
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Available for Sale securities:						
U.S. Agency mortgage-backed securities			$ 4,204	$ 64	$ 4,204	$ 64
FNMA mortgage-backed securities	-	-	718	14	718	14
Total securities available for sale	$ -	$ -	$ 4,922	$ 78	$ 4,922	$ 78
Held to Maturity securities:						
US Government Agency obligations	-	-	6,604	56	6,604	56
US State and Municipal oblications	184	1	168	2	352	3
Other debt securities	-	-	376	124	376	124
Total securities held to maturity	184	1	7,148	182	7,332	183
Total temporarily impaired	$ 184	$ 1	$ 12,070	$ 260	$ 12,254	$ 261

The Company evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. As part of such monitoring, the credit quality of individual securities and their issuer is assessed. Significant inputs used to measure the amount of other-than-temporary impairment related to credit loss include, but are not limited to, default and delinquency rates of the underlying collateral, remaining credit support, and historical loss severities. Adjustments to market value of available for sale securities that are considered temporary are recorded as separate components of equity. If the unrealized loss of a security is identified as other-than-temporary based on information available, such as the decline

(In thousands, unless otherwise noted)

in the creditworthiness of the issuer, external market ratings, or the anticipated or realized elimination of associated dividends, such impairments are further analyzed to determine if credit loss exists. If there is a credit loss, it will be recorded in the Company's consolidated statement of operations. Unrealized losses on available for sale securities, other than credit, will continue to be recognized in other comprehensive income (loss). Unrealized losses reflected in the preceding tables have not been included in results of operations because the unrealized loss was not deemed other-than-temporary. Management has determined that more likely than not, the Company neither intends to sell, nor will it be required to sell each debt security before its anticipated recovery, and therefore recovery of cost will occur.

Management has determined that the unrealized losses do not represent an other-than-temporary impairment and has determined that these unrealized losses which at December 31, 2015 are the result of market interest rates and not related to the underlying credit quality of the issuer of the securities.

As of December 31, 2015, the Bank had pledged U.S. Government Agency securities with a carrying value of $13,427 as collateral against certain municipal deposits.

NOTE 5 – OFFICE PROPERTIES AND EQUIPMENT

Office properties and equipment at December 31, 2015 consisted of the following:

		2015
Land	$	619
Buildings		2,276
Furniture, equipment, and vehicles		1,221
Subtotals		4,116
Less - Accumulated depreciation		(1,229)
Office properties and equipment - net	$	2,887

Depreciation expense for the year ended December 31, 2015 was $254.

NOTE 6 – DEPOSITS

The following is a summary of deposits by type as of December 31, 2015:

		2015
Demand deposits	$	34,461
Savings accounts		40,263
Certificate accounts		58,008
Total deposits	$	132,732
Brokered certificates of deposit included above:	$	249

(In thousands, unless otherwise noted)

At December 31, 2015, the scheduled maturities of time deposits were as follows:

1 year or less	$	28,042
over 1 year through 3 years		22,096
over 3 and less than 5 years		7,870
over 5 years		-
Total	$	58,008

At December 31, 2015, the carrying amount of certificates of deposit that individually exceed $100,000 was $23,736. At December 31, 2015 deposits of directors and executive officers of the Company, and their related interests totaled approximately $1,158.

NOTE 7 – FEDERAL HOME LOAN BANK ADVANCES

A summary of Federal Home Loan Bank advances as of December 31, 2015 was as follows:

Maturing during the fiscal year Ended December 31,		As of December 31, 2015	Weighted Average Rate
2016	$	1,000	0.91%
2017		2,000	0.95%
Total fixed maturity	$	3,000	
Total	$	3,000	

At December 31, 2015, the Bank's available and unused portion of this borrowing arrangement was approximately $40,810. The weighted average remaining term of the borrowings at December 31, 2015 is 15.72 months. The maximum month-end amount outstanding was $6,000 during the year ended December 31, 2015. Each Federal Home Loan Bank advance is payable at the maturity date, with a prepayment penalty for fixed rate advances. These advances are secured by $43,813 of real estate mortgage loans.

(In thousands, unless otherwise noted)

NOTE 8 – OTHER COMPREHENSIVE INCOME (LOSS)

The changes in the accumulated balances for other comprehensive income (loss for the year ended December 31, 2015 were as follows:

		Unrealized Gains (Losses) on Securities
Balance, January 1, 2015	$	(83)
Current period other comprehensive loss		(4)
Ending balance, December 31, 2015	$	(87)

NOTE 9 – CAPITAL MATTERS

Banks are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. Although these terms are not used to represent overall financial condition, if adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited as is asset growth and expansion, and capital restoration plans are required. Effective January 31, 2015, regulatory capital rules and ratios were revised according to the Basel III Risk Based Capital guidelines. At December 31, 2015, the Bank was categorized as "Well Capitalized", under Prompt Corrective Action Provisions, as determined by the FDIC, our primary regulator.

The Bank's capital ratios at December 31, 2015 are presented below:

	Actual		**For Capital Adequacy Purposes**			**To Be Well Capitalized Under Prompt Corrective Action Provisions**		
	Amount	**Ratio**	**Amount**		**Ratio**	**Amount**		**Ratio**
Total capital (to risk weighted assets)	$18,031,000	17.1%	$ 8,427,000	>=	8.0%	$10,533,000	>=	10.0%
Tier 1 capital (to risk weighted assets)	16,709,000	15.9%	$ 6,320,000	>=	6.0%	$ 8,427,000	>=	8.0%
Common equity tier 1 capital (to risk weighted assets)	16,709,000	15.9%	$ 4,740,000	>=	4.5%	$ 6,847,000	>=	6.5%
Tier 1 capital (to adjusted total assets)	16,709,000	10.8%	$ 6,189,000	>=	4.0%	$ 7,736,000	>=	5.0%

(In thousands, unless otherwise noted)

NOTE 10 – COMMITMENTS AND CONTINGENCIES

Financial Instruments with Off-balance-sheet Risk**—**The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include off-balance-sheet credit instruments consisting of commitments to make loans. The face amounts for these items represent the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contract or notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. Set forth below are the balances of the Bank's off-balance-sheet credit instruments consisting of commitments to make loans as of December 31, 2015.

	Contract or Notional Amount December 31, 2015
Commitments to extend credit - commercial loans	$ 1,008
Unused lines of credit:	
Commercial	2,111
Real estate	2,404
Other unused commitments	8,115
Standby letters of credit	45
Totals	$ 13,683

Leases**—**The Bank leases certain branch facilities and its administrative office under operating leases. Rent expense under these operating leases was $5 for the year ended December 31, 2015. None of the leases contain contingent rental payments, purchase options, escalation or any other significant terms, conditions, or restrictions that would affect the future minimum lease payments disclosed below. Future minimum lease payments by year and in the aggregate under the original terms of the non-cancellable operating lease consist of the following:

2016	$ 43
2017	36
2018	12
2019	-
2020	-
After 2020	-
Total	$ 91